Filed pursuant to 424(b)(3)
Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 7 DATED DECEMBER 28, 2010

TO THE PROSPECTUS DATED SEPTEMBER 14, 2010

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated September 14, 2010 (the “Prospectus”), as supplemented by Supplement No. 5 dated December 1, 2010 and Supplement No. 6, dated December 22, 2010. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Probable Real Property Acquisitions.”

Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Probable Real Property Acquisitions”

The following is inserted at the end of the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Probable Real Property Acquisitions” and supplements Section E of Supplement No. 6, dated December 22, 2010:

Dallas Portfolio

On November 24, 2010, we entered into a definitive agreement to acquire a 100% fee interest in two industrial buildings aggregating approximately 575,000 square feet on 36.2 acres located in the Pinnacle Industrial Center in Dallas, Texas (the “Dallas Portfolio”). In connection with the proposed acquisition, an agreement was entered into by and between IIT Acquisitions LLC, our wholly-owned subsidiary, and Pinnacle Industrial Center Limited Partnership. The Dallas Portfolio is currently 100% leased to three tenants under lease agreements with varying lease terms. Upon consummation of the acquisition, the lease agreements are expected to be assigned to and assumed by us, through our wholly-owned subsidiary. The three tenants in the Dallas Portfolio, which each individually lease more than 10% of the rentable area of the Dallas Portfolio, are described as follows:

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Tree of Life, Inc., an organic food distributor, leases approximately 324,000 square feet, or approximately 56% of the property’s rentable area under a lease that expires in February 2018 with two, five-year renewal options. The annual base rent under the lease is currently approximately $0.9 million and is subject to a rent escalation of approximately 9% in each of January 2011 and January 2013.

•

Stanpac USA, LLC, is a supplier of packaging products for the dairy industry, leases approximately 151,000 square feet, or approximately 26% of the property’s rentable area under a lease that expires in October 2013 with no renewal options. The annual base rent under the lease is currently approximately $0.3 million and contains no additional rent escalations.

•

Berlin Packaging, LLC, is a supplier of rigid packaging products, leases approximately 100,000 square feet, or approximately 18% of the property’s rentable area under a lease that expires in February 2014 and contains one, five-year renewal option. The annual base rent under the lease is currently approximately $0.4 million and contains no additional rent escalations.

In general, the tenant will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance and repair and maintenance costs.

We believe that the Dallas/Fort Worth area is a major national distribution hub, with excellent highway access, strong rail lines and a major cargo airport. The Pinnacle Industrial Center is comprised of seven buildings on 196 acres and is located near Interstate 30 and the southeast intersection of Loop 12. This location benefits from access east and west to downtown Fort Worth, the Mid-cities, and Dallas, while several north/south freeways and streets connect Interstate 30 to Interstate 20 and major northern and southern suburbs.

The total approximate aggregate purchase price of the Dallas Portfolio is expected to be $25.7 million, exclusive of transfer taxes, due diligence and closing costs. In connection with the execution of the purchase agreement and completion of due diligence, we deposited an amount of $0.8 million into an escrow account. We expect to pay an estimated acquisition fee (pursuant to the terms of the Advisory Agreement) to the Advisor equal to 2.0% of the purchase price of this transaction. We plan to fund the acquisition using proceeds from the Offering and debt financing. We have not yet received financing commitments for this acquisition and there can be no assurances that we will be able to secure debt financing.

The acquisition of the Dallas Portfolio is expected to close in the first quarter of 2011. There is no assurance that we will be able to purchase Dallas Portfolio on the terms set forth herein or at all. The consummation of the acquisition is subject to various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposits we have funded.

Our management currently believes that the Dallas Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Dallas Portfolio will be adequately covered by insurance. If acquired, the cost of the Dallas Portfolio (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Dallas Portfolio during each of the past two years ended December 31:

Year (1)	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (3)
2008	100% (2)	$2.54
2009	100%	$2.75

(1)	The Dallas Portfolio buildings were built and completed during 2007 and 2008. As such, no historical data is available prior to 2008.

(2)

The weighted average occupancy for 2008 calculates the respective buildings occupancy once the buildings were fully constructed. The Dallas Portfolio buildings were fully occupied once the buildings were completed during 2008.

(3)

Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s base rent revenue (excluding operating expense recoveries) by the weighted average square footage under lease during such year.

Tampa Building

On November 24, 2010, we entered into a definitive agreement to acquire a 100% fee interest in one industrial building that is approximately 147,000 square feet on 8.9 acres located in the Madison Business Center in Tampa, Florida (the “Tampa Building”). In connection with the proposed acquisition, an agreement was entered into by and between IIT Acquisitions LLC, our wholly-owned subsidiary, and Industrial Developments International, Inc. The Tampa Building is currently 100% leased to American Tire Distributors, Inc. under a lease that expires in April 2019.

The annual base rent under the lease is currently approximately $0.8 million and is subject to rent escalations of approximately 4.0% every other year, beginning in January 2011 and approximately 2.0% every other year, beginning in January 2012. The tenant has two options to extend the lease for a period of five years each. The Tampa Building serves as a distribution center for American Tire Distributors, Inc. an independent tire wholesaler. Upon consummation of the acquisition, the lease agreement is expected to be assigned to and assumed by us, through our wholly-owned subsidiary.

In general, the tenant will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance and repair and maintenance costs.

We believe that the Port of Tampa area is a major international port that serves as a gateway to fast-growing Central and South American markets and has significant geographic and physical barriers to entry, including land costs. The Tampa Building is located in the primary industrial corridor for the Tampa Bay market in the southeastern portion of Hillsborough County, just east of US Highway 41. In addition to its proximity to US Highway 41 and Interstate 75, the Tampa Building is near downtown Tampa Bay and the Tampa Bay airport.

The total approximate aggregate purchase price of the Tampa Building is expected to be $10.7 million, exclusive of transfer taxes, due diligence and closing costs. In connection with the execution of the purchase agreement and completion of due diligence, we deposited an amount of $0.3 million into an escrow account. We expect to pay an estimated acquisition fee (pursuant to the terms of the Advisory Agreement) to the Advisor equal to 2.0% of the purchase price of this transaction. We plan to fund the acquisition using proceeds from the Offering and debt financing. We have not yet received financing commitments for this acquisition and there can be no assurances that we will be able to secure debt financing.

The Tampa Building acquisition is expected to close in the first quarter of 2011. There is no assurance that we will be able to purchase the Tampa Building on the terms set forth herein or at all. The consummation of the acquisition is subject various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposits we have funded.

Our management currently believes that the Tampa Building is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Tampa Building will be adequately covered by insurance. If acquired, the cost of the Tampa Building (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Tampa Portfolio for the year ended December 31, 2009:

Year (1)	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (2)
2009	100%	$5.40

(1)	The Tampa Building was built and completed during 2008. As such, no historical data is available prior to 2009.

(2)

Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s base rent revenue (excluding operating expense recoveries) by the weighted average square footage under lease during such year.

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